June 5, 2014

VIA EDGAR

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Bank Financial Corp

Form 10-K for Fiscal Period Ended December 31, 2013

Filed February 28, 2014

File No. 001-35655

Dear Mr. Rodriguez:

This letter responds to comments of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter dated May 22, 2014, concerning Capital Bank Financial Corp.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2013, filed February 28, 2014.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

Form 10-K filed for the period ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 62

1.	Comment: Please tell us and revise in future filings to provide a more specific discussion of the reasons for the recognition of the income tax benefit in fiscal 2012. Please also tell us the amount of deductible loan losses for each acquisition, the periods that you recognized the “built-in” losses for income tax purposes for each acquisition and the income tax code section that authorizes you to take these deductions during the first twelve months subsequent to the acquisition date.

Response: During the year ended December 31, 2012, we recorded $34.0 million in additional deferred tax assets resulting from improvements in forecasted tax deductible credit losses from loans obtained through our acquisitions of TIB Financial, Capital Bank Corp, and Green Bankshares, Inc. At each respective acquisition date, we recorded an estimate of deferred tax assets expected to be realized in connection with differences between the estimated fair value and tax bases of loans acquired. Such estimates included assumptions of the amounts and timing of credit losses associated with each of the acquired loan portfolios. These estimates were based on facts and circumstances existing at each respective acquisition date. According to Section 1374 of the Internal Revenue Code of 1986 (the “Code”), bad debt deductions arising from debts owed at the beginning of the recognition period are limited as built-in-losses under Section 382 of the Code, if the deduction is properly taken into account during the first twelve months of the recognition period. Conversely, bad debt deductions taken subsequent to this twelve month period are not limited. As the actual credit losses on acquired loans which qualified as bad debt deductions limited by Section 382 were lower than initially estimated as of the respective dates of acquisition, during the third quarter of 2012, we increased our deferred tax assets to amounts which were consistent with the deductions recognized upon the filing of our 2011 tax returns and then current expectations of the timing of recognition of future credit losses on acquired loans.

Our original estimates of the acquisition date fair value of assets acquired did not provide for deferred tax assets to be established for loans that were expected to be charged off or foreclosed upon during the first twelve months after acquisition. These were considered built in losses which we did not expect to realize beyond the annual Section 382 limitation. Deferred tax assets were only established for those deductions we expected to realize.

The amounts of our original estimates and the actual amounts of deductible losses subject to limitation under Section 382 by acquisition are as follows:

Acquired Portfolio	Original Estimates of Loan Losses Subject to Limitation	Actual Amount of Loan Losses Subject to Limitation
TIB Financial Corp.	$ 32.4 million	$ 9.9 million
Capital Bank Corp.	$ 32.9 million	$ 22.2 million
Green Bankshares, Inc.	$ 82.9 million	$ 28.8 million

We will include in our Form 10-K for the year ending December 31, 2014, a discussion of the 2012 income tax benefit in a manner similar to the following:

During 2012, we recorded $34.0 million in income tax benefit as a result of an increase in our deferred tax asset due to an improvement in forecasted tax deductible losses from loans obtained through our acquisitions of TIB Financial, Capital Bank Corp, and Green Bankshares, Inc. At each respective acquisition date, we recorded an estimate of deferred tax assets expected to be realized in connection with differences between the estimated fair value and tax bases of loans acquired. Such estimates included assumptions of the amounts and timing of credit losses associated with each of the acquired loan portfolios. These estimates were based on facts and circumstances existing at each respective acquisition date. According to Section 1374 of the Internal Revenue Code of 1986 (the “Code”), bad debt deductions arising from debts owed at the beginning of the recognition period are limited as built-in-losses under Section 382 of the Code, if the deduction is properly taken into account during the first twelve months of the recognition period. Conversely, bad debt deductions taken subsequent to this twelve month period are not limited. As the actual credit losses on acquired loans which qualified as bad debt deductions limited by Section 382 were lower than initially estimated as of the respective dates of acquisition, during the third quarter of 2012, we increased our deferred tax assets to amounts which were consistent with the deductions recognized upon the filing of our 2011 tax returns and then current expectations of the timing of recognition of future credit losses on acquired loans.

Loans, page 63

2.	Comment: Please revise, in future filings, to provide a loan summary table that addresses the loans by category that are self-originated and that have been acquired (both PCI and non-PCI loans) for each period presented.

Response: We will include in future filings, beginning with the Form 10-Q for the quarter ending June 30, 2014, a loan summary table with the same categories presented in the table on page 63 of our Form 10-K for the year ending December 31, 2013, with columns for PCI loans, loans that are self-originated, non-PCI loans that resulted from legacy bank acquisitions and total loans for each period presented.

Allowance and Provision for Loan Losses, page 72

3.	Comment: Please revise, in future filings, to also provide a rollforward of the activity in the allowance for loan losses for non-PCI loans for each of the periods presented. This will provide the reader with an enhanced understanding of the performance of the non-PCI loans given the continued significant growth of these types of loans. Please include the table in the notes to the financial statements as well.

Response: We will include in future filings, beginning with the Form 10-Q for the quarter ending June 30, 2014, a rollforward of the activity in the allowance for loan losses with the same categories as the table on page 74 of our Form 10-K for the year ended December 31, 2013, with columns for non-PCI loans, PCI loans and total loans for each of the periods presented. We will also include the table in the notes to our consolidated financial statements.

Nonperforming Assets, page 77

4.	Comment: You had significant levels of non-covered loans classified as delinquent 90 days or more which were “accruing/accreting” at December 31, 2012 and 2013. Please provide us with your analysis that supports the continuing accrual of income on non-covered loans that are past due more than 90 days. Please also tell us the fair value of the collateral and the amount of the accretable yield for the non-covered loans that are past due more than 90 days for which you are continuing to accrue income.

Response: All non-covered loans classified as delinquent 90 days or more and still “accruing/accreting” at December 31, 2013 and 2012 are components of various pools of acquired impaired loans. As provided by ASC 310-30-15-6, at the date of acquisition, loans acquired with evidence of deterioration of credit quality for which it was probable, at such date, that we would be unable to collect all contractually required payments receivable were aggregated into pools. These pools are comprised of loans that, at the date of acquisition, had common risk characteristics and the individual loans comprising these pools remain consistent until the recorded investment in each respective pool reaches zero. Subsequent to acquisition, we account for these loan pools as the unit of account for these acquired impaired loans and use the internal rate of return for estimates of cash flows expected to be collected for the pool to determine the amount of accretion income and the amount of impairment to recognize for each pool. We update our estimates of expected cash flows quarterly. Pools containing loans which are contractually delinquent 90 days or more are accreting income based on present value of expected future cash flows of the respective loan pool. This is consistent with our interpretation of ASC 310-30-35-2, which states “the investor (transferee) shall recognize the excess of all cash flows expected at acquisition over the investor’s initial investment in the loan as interest income on a level-yield basis over the life of the loan (accretable yield)” applied at the pool level unit of account. Therefore, although certain of the loans in these pools are contractually delinquent 90 days or more, the accretion is based on the present value of current estimates of expected future cash flows for each loan pool, and not the contractual payment status of the individual loans. Our most recent estimated fair values of the collateral for non-covered loans classified as delinquent 90 days or more and still “accruing/accreting” at December 31, 2013 and 2012 were $264.3 million and $354.7 million, respectively. The amount of accretable yield for these loans was $27.7 million and $34.1 million at December 31, 2013 and 2012, respectively.

We will include in future filings, beginning with the Form 10-Q for the quarter ending June 30, 2014, in the section of management’s discussion and analysis entitled “Non-Performing Assets”, a disclosure of the amount of loans contractually past due greater than 90 days and still accruing that are components of pools of acquired impaired loans and a reference to our loan footnote which discusses the associated accounting and a discussion of the amount of any other loans that may be included in that same category in the future along with the basis therefor.

Notes to Consolidated Financial Statements

Note 6. Loans, page 115

5.	Comment: Please revise, in future filings, to disclose the remaining amount of the nonaccretable difference outstanding for each of the periods presented.

Response: We will include in future filings, beginning with the Form 10-Q for the quarter ending June 30, 2014, a disclosure of the remaining amount of nonaccretable difference outstanding at the end of each period presented based upon contractual and expected cash flow estimates at such time. This disclosure will be presented in the loan footnote following the rollforward of accretable yield as the final row of that table.

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosures in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, you may contact me at (704) 554-5901.

Sincerely,

/s/ Christopher G. Marshall

Christopher G. Marshall

Chief Financial Officer